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                                                                  EXHIBIT 99.2


                              FOR IMMEDIATE RELEASE

                                  NEWS RELEASE
                                  ------------

                   PHOENIX INTERNATIONAL ANNOUNCES APPOINTMENT
                   -------------------------------------------
                         OF NEW CHIEF EXECUTIVE OFFICER
                         ------------------------------

MONTREAL, QUEBEC - SEPTEMBER 7, 1999 - The Board of Directors of Phoenix International Life Sciences Inc. (NASDAQ: PHXI); (TSE/ME: PHX) announced the appointment of Ian Lennox as Chief Executive Officer. The appointment of Mr. Lennox follows the departure of Dr. John W. Hooper as Chairman and CEO, announced last week.

"Ian brings to Phoenix strong international experience in the pharmaceutical and life sciences industries, and has a record of building companies to create value," said Claude Forget, Chairman of Phoenix International. "We are confident that Ian will successfully lead Phoenix's growth into the next century."

"Phoenix International has grown rapidly through acquisitions over the past two years, and I will be working with management to effectively integrate these acquisitions and thereby build a solid base for accelerating growth" said Ian Lennox. "The Company has the advantage of a strong customer focus and an excellent reputation in all its markets."

Mr. Lennox was previously President and Chief Executive Officer of Toronto-based Drug Royalty Corporation. During his tenure at Drug Royalty, Mr. Lennox led the Company through a period of significant change in strategy and positioned the Company for improved growth.

Prior to his appointment as Drug Royalty's President and CEO in 1997, Mr. Lennox held a number of successive management positions in the United States and Latin America with Monsanto Company, leading to his appointment as President and Chief Executive Officer of Monsanto Company (Canada) Inc. in 1991. As President and CEO of Monsanto Canada, Mr. Lennox managed a diverse portfolio of businesses including pharmaceuticals, agricultural chemicals, and an emerging biotechnology presence, that generated consolidated revenues in excess of $500 million. Mr. Lennox is a Director of several international companies and is Chairman of Drug Royalty Corporation. He holds a major degree in physiology and pharmacology, an MBA from the University of Western Ontario, and has studied advanced business management at Columbia Business School in New York.

Phoenix International Life Sciences Inc. is one of the largest pharmaceutical contract research organizations with over two thousand employees worldwide.



This release contains "forward-looking" statements regarding future results and events, including statements regarding expected future revenues, earnings and growth rates and goals and operating plans of management. Phoenix's actual future results may differ significantly from the results

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discussed in the forward-looking statements contained in this release. Factors that may cause such a difference include, but are not limited to: the inability of Phoenix to win new business at the levels required; the cancellation or delay of contracts; risks associated with the management of growth and the ability to attract and retain employees; risks of integrating newly acquired businesses; competition; any claims for patent infringement; unanticipated costs in connection with Year 2000 conversion; the ability to obtain future financing; adverse regulatory developments; foreign exchange rate fluctuations; and uncertainty surrounding the Euro.

FOR MORE INFORMATION, PLEASE CONTACT:

ANALYST CONTACT:
DAVID MOSZKOWSKI, C.A.
Senior Vice President and Chief Financial Officer
Phoenix International Life Sciences Inc.
Tel: (514) 333-0033 Fax: (514) 335-8351
E-mail: DAVID@PILS.COM

MEDIA CONTACT:
RICHARD GAREAU
Director of Communications
Phoenix International Life Sciences Inc.
Tel: (514) 333-0033 Fax: (514) 335-8351
E-mail: GAREAUR@PILS.COM